9/19

05011354

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Luxor Industrial Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 2 1 2005
THOMSON FINANCIAL

FILE NO. 82- 844

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/20/05

82-822

LUXOR INDUSTRIAL CORPORATION

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of Luxor Industrial Corporation (hereinafter called the "Company") will be held at the offices of the Company at 702 - 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 on June 2, 2005 at the hour of 2:00 p.m. (Pacific Time) for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2004, and the report of the auditor thereon;

(b) To re-appoint MacKay LLP, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

AR/S
12-31-04

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(f) To consider and, if thought fit, to approve by special resolution, the removal of the application of the Pre-existing Company Provisions (as defined in the *Business Corporations Act* British Columbia), as more fully disclosed in the accompanying Information Circular;

(g) To consider and, if thought fit, to approve by special resolution, the increase of the authorized capital of the Company to an unlimited number of common shares without par value, as more fully disclosed in the accompanying Information Circular;

(h) To consider and, if thought fit, to approve by special resolution, the adoption of new Articles of the Company as more fully disclosed in the accompanying Information Circular; and

(i) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Computershare Trust Company of Canada, Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 28th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Terrance O. Lashman"
Terrence O. Lashman, President

LUXOR INDUSTRIAL CORPORATION

702 - 889 West Pender Street
Vancouver, British Columbia
V6C 3B2

(604) 684-7929

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 28, 2005 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 2:00 P.M. (PACIFIC TIME) ON JUNE 2, 2005.

This Information Circular is furnished in connection with the solicitation of proxies by management of Luxor Industrial Corporation (the "Company") for use at the Annual and Special General Meeting of Shareholders to be held on June 2, 2005 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING. A Proxy may be delivered to the Transfer Agent by fax or other means as set out in the accompanying Form of Proxy. Refer to the notes thereto for instructions.

A shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the office of the Company's Transfer Agent, Computershare Trust Company of Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 28, 2005 has been fixed in advance by the Directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting.

As at the record date, 18,281,034 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Terrence O. Lashman Vancouver, BC, Canada President and Director	President, Cancom International Trading Ltd. since 1984; Director, Sun Entertainment Holding Corporation since June 23, 1987.	April 8, 1985 to date	1,118,100**
John W.R. Taylor Aldergrove, BC, Canada Director	President, Western Interlok Systems Ltd., 1988 to present.	November 12, 1989 to date	500,323
K.J. (Ken) McClelland West Vancouver, BC, Canada Director, Vice President Sales and Marketing and Corporate Secretary	Vice-President Sales and Marketing of the Company since 1998; Executive Director, Western Red Cedar Lumber Association, 1992 to 1998.	January 25, 1996 to date	76,000
Gary G. Liu Richmond, BC, Canada Director	Office manager of Cancom International Trading Ltd. since June 1994; Director of Sun Entertainment Holding Corporation since March 1998.	June 7, 2001 to date	69,000

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

** 654,907 shares are held through Cancom International Trading Ltd. ("Cancom"), a British Columbia non-reporting company wholly-owned by Terrence O. Lashman.

All of the proposed nominees are ordinarily residents in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a public company, the Directors of the Company are required to appoint an Audit Committee. Terrence O. Lashman, John W.R. Taylor and Gary G. Liu are the 3 Directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed Director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Terrence O. Lashman became the President and Chief Executive Officer of the Company on June 29, 1987 and Gary Liu became the Chief Financial Officer of the Company on June 7, 2001. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company, the Named Executive Officer, (the "NEO") during the financial years ended December 31, 2002, 2003 and 2004, being the three most recently completed financial years of the Company. No other officer's annual compensation during such period exceeded $150,000.00.

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Year (b)	Annual Compensation			Long-Term Compensation			All Other Compensation ($) (i)
					Awards		Payouts	
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	
TERRENCE O. LASHMAN President, C.E.O. and C.F.O.	2004	Nil	Nil	Note [1]	490,000	Nil	Nil	Nil
	2003	Nil	Nil	Note [1]	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Note [1]	Nil	Nil	Nil	Nil

[1] Management services have been provided by Cancom International Trading Ltd. ("Cancom") at a fee of $4,000.00 per month. Cancom is a British Columbia non-reporting company wholly-owned by Terrence O. Lashman. During each of the fiscal years ended December 31, 2002, 2003 and 2004, Cancom received management fees totaling $48,000.00 pursuant to this contract.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

The following options and SARs were granted to the NEO during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Terrence O. Lashman	490,000	26.8%	$0.30	$0.35	March 7, 2009

The following Options and SARs were exercised by the NEO during the most recently completed financial year and outstanding to the NEO at December 31, 2004.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Terrence O. Lashman	Nil	Nil	490,000[1] (Exercisable)	Nil (Exercisable)

[1] During the financial year ended December 31, 2004, 300,000 options outstanding to the Named Executive Officer exercisable at a price of $0.40 per share were cancelled by mutual agreement between the NEO and the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

In the financial year ended December 31, 2004 or the current financial year, the Company was not party to any employment contracts with its NEO and did not have a plan or arrangement in respect of compensation received or that may be received by its NEO in view of compensating such Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change-in-control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the most recently completed financial year, $67,290 was paid or accrued to T-4 Holdings Ltd., a British Columbia non-reporting company wholly-owned by John W.R. Taylor, a Director of the Company, for marketing consulting services.

During the most recently completed financial year, $83,914 was paid or accrued to McClelland Management Inc., a British Columbia non-reporting company 50% owned by K.J. (Ken) McClelland, a Director of the Company, for marketing consulting services provided to the Company.

During the financial year ended December 31, 2004, the Company granted incentive stock options to non-executive Directors to purchase 800,000 common shares exercisable until March 7, 2009 at an exercise price of $0.30 per share. The market price at the time of the grant was $0.35 per share.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	Nil	800,000 (Exercisable)	Nil (Exercisable)

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,825,000	$0.30	Nil
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,825,000	$0.30	Nil

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan" and "Incentive Stock Options" under the heading "Particulars of Matters to be Acted Upon" herein.

Management Contract

The Company is a party to a management contract with Cancom International Trading Ltd. ("Cancom") of (702-889 West Pender Street, Vancouver, BC, V6C 3B2), a British Columbia non-reporting company wholly-owned by Terrence O. Lashman, President and a Director of the Company. Cancom is engaged to perform management services at a fee of $4,000 per month. During the year Cancom was paid $48,000.00 pursuant to the terms of this agreement. The Company is not a party to any other management or employment contracts.

Audit Committee

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Terrence O. Lashman	Not independent*	Financially literate*
John W. Taylor	Independent*	Financially illiterate*
Gary G. Liu	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[(1)]	Audit Related Fees	Tax Fees	All Other Fees
2004	$12,500	-	-	-
2003	$12,500	-	$1,350	-

(1) Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. The majority of the Committee members are independent and financially literate. See the disclosure above under the heading "Composition of the Audit Committee".

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Executive Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2004.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of MacKay LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Board of Directors. MacKay LLP were first appointed auditor of the Company on July 15, 1986.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Executive Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2004

Bonus Shares

On March 22, 2005, the Company announced that it agreed to issue 114,285 bonus shares to Terrence O. Lashman, President and a Director of the Company, who provided a guarantee with respect to the line of credit with its bank. The line of credit is required to facilitate the Company's increasing operations in the distribution of engineered wood products. The issuance of the bonus shares is subject to approval by the TSX Venture Exchange.

Management Services

The Company is a party to a Management Contract with Cancom International Trading Ltd. ("Cancom"), a British Columbia non-reporting company wholly-owned by Terrence O. Lashman, the President and a Director of the Company, whereby Cancom is engaged to perform management services at a fee of $4,000 per month. During the year Cancom was paid $48,000.00 pursuant to the terms of this agreement.

Other Related Party Transactions

During the financial year ended December 31, 2004, the Company paid or accrued certain amounts to certain Directors and private companies beneficially owned by Directors, as follows:

1. $175,668 was paid or accrued to Cancom as a reimbursement of office, rent and promotional expenses paid to third parties by Cancom on behalf of the Company.

2. $4,127 was paid or accrued to K.J. (Ken) McClelland as a reimbursement of office and promotional expenses paid to third parties by Mr. McClelland on behalf of the Company.

3. $62,802 was paid or accrued to John W.R. Taylor in royalties.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;

(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested shareholders.

The Directors of the Company believe the Plan is in the Company's best interests and recommend that the shareholders approve the Plan.

Adoption of New Charter Documents

The British Columbia *Business Corporations Act* (the "New Act"), which replaced the British Columbia *Company Act* (the "Former Act"), came into force on March 29, 2004. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology; most particularly a Memorandum is now called a "Notice of Articles". The New Act requires every company incorporated under the Former Act to complete a mandatory transition "rollover" on or before March 28, 2006.

The Company, by approval of the Board of Directors, will take or has taken steps to bring its charter documents into conformity with the New Act and to that end will file or has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia). The Notice of Articles contains basic information of the Company including, the corporate name, the particulars of the directors and the authorized capital of the Company.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every pre-existing company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

The removal of the PCPs requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy, and the filing of the resolution in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if deemed advisable, to pass, with or without amendment, the following special resolution:

"RESOLVED, as a Special Resolution, that:

(a) the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions set forth in Table 3 of the Regulation under the *Business Corporations Act* (British Columbia);

(b) the President or any one Director of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(d) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Alteration of Authorized Share Structure

The Company proposes to alter its Notice of Articles to increase the Company's authorized share structure from 99,588,750 common shares without par value to an unlimited number of common shares without par value, as now permitted under the New Act.

Management believes that authorizing the Company to issue an unlimited number of common shares will benefit the Company by providing greater flexibility to carry out future capital raising activities and helping to avoid delays and expense associated with convening an extraordinary general meeting to approve further alterations to the Company's authorized share structure.

The increase to the authorized share structure requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy and the filing thereof in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution (the "Authorized Share Structure Resolution") as follows:

"RESOLVED, as a Special Resolution, that:

(a) the Notice of Articles of the Company be altered to increase the number of common shares of the Company authorized to be issued to an unlimited number of common shares without par value;

(b) the President or any one Director of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(d) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Replacement of Articles

The Board of Directors of the Company is seeking shareholder approval to replace the existing Articles (the "Old Articles") of the Company with a new form of Articles (the "New Articles") that takes advantage of the greater flexibility provided under the New Act.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the Old Articles:

1. **Location of Shareholder Meeting.** If approved by Directors' resolution, general meetings of shareholders of he Company can be held at locations outside of British Columbia.

2. **Shareholder Resolutions at Meetings.** The requisite majority to pass a special resolution and a separate special resolution at a meeting of shareholders is decreased from a 3/4 majority to a 2/3 majority.

3. **Shareholder Resolutions by Written Consent.** Shareholders may pass a resolution without a meeting by unanimous written consent in the case of a special resolution, or by consent of the shareholders holding 2/3 of the voting shares in the case of an ordinary resolution.

4. **Redemption and Repurchase.** Any offer by the Company to purchase or redeem its own shares does not have to be made pro rata to all the shareholders.

5. **Resolutions Required to Effect Capital Alterations.** Changes to the Company's capital structure may be effected by ordinary resolution including, but not limited to, the creation or cancellation of one or more classes or series of shares, creation or removal of special rights and restrictions attaching to any class or series of shares, changing the authorized share structure, consolidating or subdividing all or any of its issued or unissued shares, and other alterations to the capital structure where permitted under the New Act.

6. **Change of Name.** The name of the Company can be changed by ordinary resolution or resolution of the Directors.

7. **Directors' Resolutions.** The New Articles contain provisions for Directors' resolution passed by consent in writing where a Director may have a conflict of interest.

8. **Director Indemnification:** the New Articles reflect the provisions of the New Act provisions with respect to the indemnification of Directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a Director or officer in most cases, as well as mandatory indemnification in certain eligible cases.

9. **Notices.** The New Articles provide that the Company may give a notice or other document to a shareholder, Director or officer in electronic form if the recipient has provided the necessary information to effect such delivery.

The full text of the proposed New Articles will be presented to the shareholders at the Meeting. Shareholders may also view the proposed New Articles in advance of the Meeting at the Company's records office, Suite 501 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

The Board of Directors of the Company proposes to adopt the New Articles. The adoption of the New Articles requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by the Company's shareholders, in person or by proxy, and the filing of the resolution in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

"RESOLVED, as a Special Resolution, that:

(a) the existing Articles of the Company be deleted in their entirety and the form of Articles described in the Company's Information Circular dated April 28, 2005 and presented at the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing Articles, such alteration not to take effect until the date and time that this resolution is received for deposit at the Company's records office;

(b) the President or any one Director of the Company is authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof ; and

(c) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

Additional Information

Additional information relating to the Company is available on SEDAR atwww.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December 31, 2004. Shareholders may contact the

Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, as of the 28th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

LUXOR INDUSTRIAL CORPORATION

"Terrance O. Lashman"

Terrence O. Lashman
President

LUXOR INDUSTRIAL CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
TWELVE MONTHS ENDED DECEMBER 31, 2004

DISCLAIMER

This discussion and analysis has been prepared by the management of Luxor Industrial Corporation ("Luxor" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004 and 2003 as well as the unaudited interim consolidated financial statements.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend patents, intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

Luxor Industrial Corporation manufacturers and markets the IBS 2000® Load Sharing Connectors™. The IBS 2000® Connectors, Luxor's lead products, increase floor performance through significant reduction in bounce and vibration in floors. The strength gained by using the IBS 2000® allows builders to use less materials in floor assemblies resulting in cost savings.

Luxor also markets a range of additional innovative building materials including Fast Frame™ Window and Door Components, Rafter Tails and other architectural details as well as engineered solid lumber products.

OVERALL PERFORMANCE

Sales

Sales for the twelve-month period ending December 31, 2004 were $1,585,513 up 56.2% compared to $1,015,249 for the same period of 2003. Export sales were $684,162, primarily to clients in the United States, compared to $205,792 for the same period of 2003.

Cost of Goods Sold

The cost of goods sold for the twelve-month period ending December 31, 2004 were $975,388 compared to $494,861 for the same period of 2003. The increase in cost of goods sold were a result of increased sales and sales of a product line with a lower profit margin.

Expenses

Overhead for the twelve-month period ending December 31, 2004 was $1,213,400 compared to $805,354 for the same period of 2003. The increase in overhead was a direct result of new regulatory policies requiring the expensing of stock options.

Statement of Operations & Deficit

The loss before other items for the twelve-month period ending December 31, 2004 was $617,238 compared to $292,597 for the same period of 2003. The increase in loss was a direct result of new regulatory policies requiring the expensing of stock options.

Finance & Cash Flow

Cash flow from operating activities during the twelve-month period ending December 31, 2004 was $75,098 compared to $6,266 cash used for the same period of 2003. The increase in cash flow was primarily due to the increase in accounts payables.

Cash used in investing activities during the twelve-month period ending December 31, 2004 was $9,234 compared to $18,183 for the same period of 2003.

There was no cash provided by financing activities during the twelve-month period ending December 31, 2004 compared to $750 cash used for the same period of 2003.

Fast Frame Building Components™

In the first quarter, the Company commenced manufacturing of this window and door component product line. Initial shipments commenced in March.

Engineered Solid Lumber Products

In the fourth quarter, the Company commenced sales of unique engineered edge laminated lumber.

Marketing Arrangements - Floor System Components Distributors

Luxor is pursuing arrangements with companies that are selling all components of a floor and are dealing directly with builders or their framing companies. The IBS is a key component of the floor as it provides flexibility in quoting, allowing for advantage over competitors. Power Building Systems is an example of a company Luxor is working with. In order to achieve significant sales growth, Luxor requires marketing representation throughout Canada and the U.S., particularly the U.S., and this would provide Luxor with local sales representation in the respective markets.

Power Building Systems, a floor system components distributor based in Riverside, CA, adopted the use of IBS 2000® in the marketing and design of its floor system package. Power Building Systems does the design and sales of floor system components including Engineered Wood I-joists, beams and hardware for customers in California and Nevada. Power Building Systems is responsible for the Company's initial sales of Fast Frame products and engineered solid lumber products, which were shipped to California.

The ongoing development of Luxor's "Value Engineering" program continues to attract North America's largest builders. The Company, as well as Power Building Systems, is working with representatives of such top 10 builders as Centex Homes, as well as, to an expanding list of top regional builders and framing companies to demonstrate how the IBS 2000® Connectors can be used to meet their floor performance expectations at the lowest cost.

Business Development

During 2003, the Company commenced development of Fast Frame Building Components™. In 2004 the Company commenced marketing and manufacturing of this window and door component product line.

In October, Luxor introduced a third product line to Power Building System, Inc., unique engineered wood products used in wood frame construction. Initial shipments commenced to the western United States in October.

Luxor is committed to diversifying its product lines through expanding applications for its current products and developing additional innovative products to service the active housing markets in North America. In addition, Luxor is continuing to conduct market research on innovative building products that will capitalize on the growing trend to factory-built housing components and the use of engineered wood products.

In addition to increasing profits, development of the above and other items will reduce costs through manufacturing efficiencies and provide potential for development of other products for sale to the Company's customer base.

Corporate Outlook

The Company is proceeding to implement a strategic plan with an emphasis on expanding product lines that it offers to its growing customer base. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and execute a broad based communications program. The Company is currently utilizing cash flow from operations to expand sales.

Based on sales growth in 2004, the Company expects that the sales can be increased to the level necessary for the profitable operation of the Company.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Revenues	$ 1,585,513	$ 1,015,249	$ 1,031,802
Cost of sales	$ 975,388	$ 494,861	$ 492,352
Gross profit	$ 596,162	$ 512,757	$ 529,016
% Gross profit	37.60%	50.89%	51.79%
Expenses	$ 1,213,400	$ 805,354	$ 766,208
Net loss	$ 617,229	$ 292,584	$ 236,930
Shares issued and outstanding	18,281,034	18,281,034	18,281,034
Loss per share	$ 0.03	$ 0.02	$ 0.01
Total assets	$ 808,264	$ 725,221	$ 823,423
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2004	2004	2004	2004	2003	2003	2003	2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	485,470	360,419	446,557	293,067	188,587	271,312	288,177	267,173
Net loss	480,058	18,261	37,014	81,905	95,132	57,379	81,984	58,089
Shares outstanding	18M	18M	18M	18M	18M	18M	18M	18M
Loss per share	0.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00

LIQUIDITY AND RISKS

As at December 31, 2004, the Company had a working capital deficit of $665,716 compared to a working capital deficit of $528,504 as at December 31, 2003, the end of the Company's last completed fiscal year. The increased deficit was a direct result of the increased cost of goods sold and was internally financed by advances from the related parties.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on sales with high gross margins to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has agreed to pay a 6% royalty on sales of the brace-bridging system.

TRANSACTIONS WITH RELATED PARTIES

During the year, the Company paid management fees of $48,000 (2003 - $48,000) to a company controlled by a director of the Company.

During the year, the Company reimbursed $184,774 (2003 - $157,295) for office, rent, and promotional expenses to a company controlled by a director of the Company. At December 31, 2004, $403,052 (2003 - $246,201) was included in advances from related parties.

During the year, the Company paid marketing consulting fees of $83,914 (2003 - $96,060) to a company controlled by a director of the Company. As at December 31, 2004, $nil (2003 - $5,118) was included in advances from related parties.

During the year, the Company reimbursed $43,654 (2003 - $29,321) for product promotional expenses to a director. As at December 31, 2004, $1,509 (2003 – 3,563) was included in advances from related parties.

During the year, a company controlled by a director was paid $67,290 (2003 - $65,047) for marketing consulting services.

During the year, the Company reimbursed $10,764 (2003 - $10,474) for product promotional expenses to a director. As at December 31, 2004, $619 (2003 – $1,010) was included in advances from related parties.

During the year the Company incurred royalties on the sales of the brace-bridging system of $62,802 (2003 - $52,345). As at December 31, 2004, $216,124 is payable (2003 -$161,875).

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

The reporting currency is the Canadian dollar. The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment. 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

Expenditures related to the development and certification of the Company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

The Company's credit facility of US$10,000 has been increased to US$47,000 with its bank to fund operations as required. This credit facility is personally guaranteed by one of the Company's directors.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

On March 22, 2005, the Company announced that it agreed to issue 114,285 bonus shares to one of its directors who provided a guarantee to the line of credit with its bank. The line of credit is required to facilitate the Company's increasing operations in the distribution of engineered wood products.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.luxorcorp.com**.

Luxor Industrial Corporation

Consolidated Financial Statements

December 31, 2004

Luxor Industrial Corporation

Consolidated Financial Statements

December 31, 2004 **Page**

CHARTERED
ACCOUNTANTS
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Luxor Industrial Corporation

We have audited the consolidated balance sheets of Luxor Industrial Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada.
March 8, 2005

"MacKay LLP"
Chartered Accountants

Luxor Industrial Corporation

Consolidated Statements of Operations

For the year ended December 31,	2004	2003
Gross sales	**$ 1,585,513**	**$ 1,015,249**
Returns and allowances	**13,963**	**7,631**
Net sales	**1,571,550**	**1,007,618**
Cost of sales	**912,586**	**442,516**
Gross margin before royalty	**658,964**	**565,102**
Royalty	**62,802**	**52,345**
Gross margin (37.60%; 2003 – 50.89%)	**596,162**	**512,757**
Expenses		
Amortization – equipment and intangibles	14,277	15,358
Amortization - research and development	56,174	48,171
Building code fees	12,453	14,260
Consulting fees	86,314	114,498
Engineering services	49,440	48,000
Equipment rentals and operating costs	3,692	564
Management fees	48,000	48,000
Marketing	73,053	84,078
Office and miscellaneous	136,710	142,546
Professional fees	10,289	19,682
Rent	96,960	91,957
Stock exchange and filing fees	7,550	5,338
Supplies, maintenance and repairs	20,987	13,741
Transfer agent fees	6,073	5,776
Travel and promotion	68,510	52,769
Stock-based compensation (note 6)	418,800	-
Wages and benefits	104,118	100,616
	1,213,400	**805,354**
Loss before other item	**(617,238)**	**(292,597)**
Other item		
Interest income	**9**	**13**
Net loss for the year	**$ (617,229)**	**$ (292,584)**
Loss per share	**$ (0.03)**	**$ (0.02)**

Luxor Industrial Corporation

Consolidated Statements of Deficit

For the year ended December 31,	**2004**	2003
Balance, beginning of year	$ (9,053,789)	$ (8,761,205)
Net loss for the year	(617,229)	(292,584)
Balance, end of year	$ (9,671,018)	$ (9,053,789)

Luxor Industrial Corporation

Consolidated Balance Sheets

December 31,		**2004**		2003
Assets				
Current				
Cash	$	89,706	$	23,842
Marketable securities		300		300
Accounts receivable		84,750		46,389
Inventory		105,670		65,635
		280,426		**136,166**
Equipment and intangibles (notes 2 and 3)		**126,689**		**131,732**
Research and development expenditures (note 4)		**401,149**		**457,323**
	$	**808,264**	**$**	**725,221**
Liabilities				
Current				
Accounts payable and accrued liabilities (note 9)	$	945,603	$	664,131
Advances from related parties (note 8)		539		539
		946,142		**664,670**
Shareholders' Equity				
Share capital and contributed surplus(note 5)		**9,533,140**		**9,114,340**
Deficit		**(9,671,018)**		**(9,053,789)**
		(137,878)		**60,551**
	$	**808,264**	**$**	**725,221**

Commitment (note 7)

Approved by the Directors:

"Terry O. Lashman"
______________________ Director

"Gary G. Liu"
______________________ Director

Luxor Industrial Corporation

Consolidated Statements of Cash Flows

For the year ended December 31,	2004	2003
Cash provided by (used for)		
Operating activities		
Loss for the year	$ (617,229)	$ (292,584)
Add items not affecting cash:		
Amortization – equipment and intangibles	14,277	15,358
Amortization - research and development	56,174	48,171
Stock based compensation	418,800	-
	(127,978)	(229,055)
Change in non-cash working capital items		
Accounts receivable	(38,361)	33,346
Inventory	(40,036)	(5,689)
Accounts payable and accrued liabilities	281,473	195,132
	75,098	**(6,266)**
Financing activity		
Advances from (repayment to) related parties	-	**(750)**
Investing activity		
Purchase of equipment	**(9,234)**	(18,183)
Net increase (decrease) in cash	**65,864**	**(25,199)**
Cash, beginning of year	**23,842**	**49,041**
Cash, end of year	**$ 89,706**	**$ 23,842**

1. Nature of Operations

The Company manufactures and markets wooden building components.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in 2004 or 2003.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

2. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. At December 31, 2004, the Company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Marketable securities

Marketable securities are recorded at cost. Market value at year-end was $76 (2003 - $76).

c) Inventory

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value, which includes the cost of material and direct labour. Cost for all inventory is determined on the first-in, first-out method. Manufacturing overhead has not been applied as it is not considered material.

d) License and patent costs

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

2. **Significant Accounting Policies** (continued)

e) **Equipment**

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

f) **Research and development expenditures**

Certain of the expenditures of WIS related to the development and certification of the Company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

Long-lived assets to be held and used by the Company are continually reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

g) **Revenue recognition**

Revenue realized from sales of the patented engineered bridging system is recognized at the time an order has been placed, product has been shipped, cost is readily determinable, and collection is considered probable.

h) **Foreign currency translation**

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of operations.

i) **Earnings (loss) per share**

Earnings (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 18,281,034 (2003 – 18,281,034).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an anti-dilutive effect in 2004 and 2003.

j) **Share issue costs**

Costs associated with the issuance of share capital are charged directly to share capital.

2. **Significant Accounting Policies** (continued)

k) **Financial instruments**

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

l) **Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

m) **Income taxes**

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

n) **Stock-based compensation**

Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

3. **Equipment and intangibles**

		2004		2003
	Cost	**Accumulated amortization**	**Net book value**	Net book value
Furniture and equipment	$ 121,442	$ 71,517	$ 49,925	$ 46,467
Leasehold improvements	34,534	33,807	727	760
Automobile	6,000	5,113	887	951
License and patents	143,953	68,803	75,150	83,554
	$ 305,929	$ 179,240	**$ 126,689**	**$ 131,732**

4. Research and Development Expenditures

	2004	2003
Balance, beginning of year	$ 457,323	$ 505,494
Less: amortization	(56,174)	(48,171)
Balance, end of year	**$ 401,149**	$ 457,323

5. Share Capital

a) Authorized

99,588,750 common shares without par value

b) Issued

	Number of Shares	Amount	Contributed surplus
Balance at December 31, 2002, 2003	18,281,034	$ 9,114,340	$ -
Stock based compensation (note 6)	-	-	418,800
Balance at December 31, 2004	**18,281,034**	**$ 9,114,340**	**$ 418,800**

c) Stock option plan

The Company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date. Stock option activity for the last two years is presented below.

	Number of Shares	Exercise price per share
Outstanding, December 31, 2002	300,000	$ 0.40
Granted, exercised, cancelled	-	-
Outstanding, December 31, 2003	300,000	$ 0.40
Granted	1,825,000	0.30
Exercised	-	-
Cancelled	(300,000)	0.40
Outstanding, December 31, 2004	**1,825,000**	$ 0.30

As at December 31, 2004 there were 1,825,000 (2003 - 300,000) options outstanding as follows:

Expiry date	Exercise price	Number of options
March 7, 2006	$ 0.30	535,000
March 7, 2009	$ 0.30	1,290,000

5. **Share Capital** (continued)

d) **Warrants outstanding**

	Number of Shares	Exercise price per share
Outstanding, December 31, 2002	437,500	$ 0.50
Granted	-	-
Exercised	-	-
Cancelled, fiscal 2003	(437,500)	0.50
Outstanding, December 31, 2003 and 2004	-	-

e) **Escrow shares**

As at December 31, 2004, 245,000 (2003 - 245,000) shares are held in escrow. Their release is subject to determination by regulatory authorities.

6. **Stock Compensation**

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, employees and consultants to acquire up to 10% of issued and outstanding common stock under a rolling stock option plan. The options can be granted for a maximum term of 5 years, and are non-transferable and non-assignable.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Date of grant	March 8, 2004	March 8, 2004
Strike price	$ 0.30	$ 0.30
Spot price	$ 0.35	$ 0.35
Dividend rate	0.00%	0.00%
Risk-free interest rate	2.30%	3.31%
Expected life	2 years	5 years
Expected volatility	88%	88%
Number of options	535,000	1,290,000
Fair value	$ 0.18	$ 0.25

Using the above assumptions, the fair value of each option granted is $0.18 for the two year options and $0.25 for the five year options, compensation expense of $418,800 was recorded in the operations for the year, and credited to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

7. **Commitment**

The Company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the Company.

8. **Advances from Related Parties**

Advances from directors and companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment, fair value can not be practically determined.

9. **Related Party Transactions**

a) During the year, the Company paid management fees of $48,000 (2003 - $48,000) to a company controlled by a director of the Company.

b) During the year, the Company reimbursed $175,668 (2003 - $157,295) for office, rent, and promotional expenses to a company controlled by a director of the Company. At December 31, 2004 $400,413 (2003 - $246,201) was included in accounts payable.

c) During the year, the Company paid consulting fees of $83,914 (2003 - $96,060) to a company controlled by a director of the Company, at December 31, 2004 $nil (2003 - $5,118) was included in accounts payable.

d) During the year, the Company reimbursed $4,127 (2003 - $29,321) for office, travel and promotional expenses to a director, at December 31, 2004 $nil (2003 - $3,563) was included in accounts payable.

e) As at December 31, 2004, $102,357 (2003 - $102,357) was included in accounts payable for consulting fees paid in a year prior to 2003, to a former director who provided contract services.

f) During the year, the Company reimbursed $nil (2003 - $10,474) for office and promotional expenses a director. As at December 31, 2004, $nil (2003 - $1,010) was included in accounts payable.

g) During the year, a company controlled by a director was paid $67,290 (2003 - $65,047) for consulting services.

h) During the year, the Company incurred royalties on the sales of the brace-bridging system of $62,802 (2003 - $52,345) to a director of the Company (see note 7). As at December 31, 2004, $209,804 (2003 - $161,875) is included in accounts payable.

10. **Financial Instruments**

Currency risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

At December 31, 2004 the company had the following financial assets and liabilities:

		US Dollars
Cash	$	41,255
Accounts receivable	$	43,315
Accounts payable	$	64,526

11. Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

December 31,	2004	2003
Loss before income taxes	$ (617,238)	$ (292,597)
Income tax recovery at statutory rates	$ (219,860)	$ (110,075)
Non-deductible items for tax purposes	149,828	669
Unrecognized benefit of non-capital loss carry-forwards	70,032	109,406
	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

December 31,	2004	2003
Future income tax assets		
Property and equipment	$ 26,553	$ 22,673
Non-capital losses available for future periods	1,457,476	1,617,639
Capital losses available for future periods	12,003	12,676
	1,496,032	1,652,988
Future income tax liability		
Research and development expenditures	(142,889)	(172,045)
Valuation allowance	(1,353,143)	(1,480,943)
	$ -	$ -

12. Export Sales

Operations include export sales of approximately $630,052 (2003 - $206,000) primarily to clients in the United States.

13. Subsequent Events

On March 22, 2005, the company announced that it agreed to issue 114,285 bonus shares to one of its directors who provided a guarantee to the line of credit with its bank. The line of credit is required to facilitate the company's increasing operations in the distribution of engineered wood products.